UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29487 / October 26, 2010

_____

In the Matter of   :
                                                              :
NORTHERN LIGHTS FUND TRUST   :
450 Wireless Boulevard   :
Hauppauge, New York 11788   :
                                                              :
ARROW INVESTMENT ADVISERS, LLC   :
2943 Olney-Sandy Spring Road   :
Suite A   :
Olney, Maryland 20832   :
                                                              :
NORTHERN LIGHTS DISTRIBUTORS, LLC   :
4020 South 147th Street   :
Omaha, Nebraska 68137   :
                                                              :
(812-13786)   :
_____ :

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM RULE 12d1-2(a) UNDER THE ACT

Northern Lights Fund Trust, Arrow Investment Advisers, LLC, and Northern Lights
Distributors, LLC filed an application on June 22, 2010, and amendments to that
application on September 29, 2010 and October 15, 2010, requesting an order under
section 6(c) of the Investment Company Act of 1940 ("Act") granting an exemption from
rule 12d1-2(a) under the Act. The order would permit open-end management investment
companies relying on rule 12d1-2 under the Act to invest in certain financial instruments.

On September 30, 2010, a notice of the filing of the application was issued (Investment
Company Act Release No. 29452). The notice gave interested persons an opportunity to
request a hearing and stated that an order granting the application would be issued unless
a hearing was ordered. No request for a hearing has been filed, and the Commission has
not ordered a hearing.

The matter has been considered, and it is found, on the basis of the information set forth
in the application, as amended, that granting the requested exemption is appropriate in the

public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, that the exemption under section 6(c) of the Act from rule 12d1-2(a) under the Act requested by Northern Lights Fund Trust, Arrow Investment Advisers, LLC, and Northern Lights Distributors, LLC (File No. 812-13786) is granted, effective immediately, subject to the condition contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary